August 23, 2005

      Mail Stop 4561

James L. Fritzemeier
President
Advisors REIT I, Inc.
8301 E. 21st North-Suite 235
Wichita, KS 67206

	Re:	Advisors REIT I, Inc.
		Amendment No. 1 to Registration Statement on Form S-11
      	Filed August 5, 2005
      	Registration No. 333-124916

Dear Mr. Fritzemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General
1. We reissue previous comment 1 as it relates to prior performance information. We note your disclosure that the recommendations of the advisory directors are non-binding and that the board of directors is primarily responsible for the management and control of your affairs.
We also note that the advisory directors are being asked to participate because of their extensive experience in the real estate industry and that your board of directors has limited experience with
REITs. Please include prior performance information for any persons who will participate in the management of Advisors REIT, including the advisory directors.

2. We are still considering your responses to previous comments 2 and
78 and may have further comment.

Cover Page
3. Please revise to omit the use of footnotes on the cover page.
4. We note your response to previous comment 5. Please clarify that investors may not withdraw funds from their account prior to your reaching the minimum offering amount or after the minimum offering amount has been reached but prior to the time the subscription agreement has been accepted.
5. We note your response to previous comment 7 relating to the express policy to limit debt financing, however, investors should be notified of the risk posed by your ability to use a high amount of leverage as expressly permitted under your charter. We note the impact on a REIT of your size in the event that you do choose to exercise your leverage. We reissue the comment as it relates to debt leverage.

Prospectus Summary
6. We note your newly added disclosure that "[t]o the extent we invest in a property, operating cash flow will provide a specified minimum return ...."  Because you have no operating history and have
not purchased or identified any properties, please revise your statement regarding minimum returns.
7. We note your response to comment 11 in our prior letter.
Please
disclose, here and on page 93, the number of shares that may be purchased by affiliates, in the event that they later choose to invest, and indicate whether these affiliates are purchasing for
investment or resale.    In addition, since any shares purchased
by
affiliates will be counted toward the minimum offering, please clarify that investors should not expect that the sale of shares to reach the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.
8. We note your response to previous comment 12 and reissue the comment. See Item 3 of Guide 5. Please also revise the table to include a line item for the working capital reserve estimate rather than to include it in a footnote. See Appendix 1 of Guide 5. Please similarly revise the disclosure on page 30.

9. We note your response to previous comment 13. It is unclear why your response is included in the joint venture risk factor mentioned rather than in a risk factor discussing dilution generally. Please advise. Please also tell us whether there are any material tax consequences stemming from a conversion of the units to common shares.
10. The risk factor heading added on page 13 in response to previous comment 15 is confusing and does not appear to accurately represent the risk described in the text. Please revise.

Our Strategy and Overall Objectives, page 3
11. We reissue previous comment 26 which sought disclosure in the summary and in the body of your prospectus clarifying how you intend to provide liquidity before October 31, 2017. In this regard, we note that on page 26 you state that you are obligated to sell assets and distribute net proceeds by 2017 if your common stock is not listed.

Risk Factors-beginning on page 4
12. In response to previous comment 29, please revise to include a bullet point briefly summarizing the risks associated with triple net leases as described more fully on page 16.

The Offering, page 5

Minimum Investment, page 5
13. Please revise your response to previous comment 32 to clarify that the reference to the "expiration" of the offering means that the subscription is revocable where the minimum offering amount is not met.

Estimated Use of Proceeds, page 6
14. We note your responses to comments 34 and 50 in our prior letter;
however, we reissue our previous comments. We note your statement that the distributions will commence only when you have taxable income. In the event that your REIT taxable income exceeds the cash available to you, you may be required to pay distributions from the proceeds of this offering or from borrowed funds. Please similarly revise your disclosure on page 30.



Risk Factors-Beginning on page 8
15. Please include a risk factor that discusses the indemnification to be provided by Advisors REIT to Biggs Wilkerson, L.C., who will also be rendering the legal and tax opinions in the offering.

Future acquisitions may not yield the returns expected...page 10
16. With respect to your response to the second sentence of our previous comment 40, please add a separate risk factor disclosing the time constraints that may impact management as described in your response.

Tax Risks, page 20

We may have to borrow funds at unfavorable rates, sell assets, or expend offering proceeds to meet our distribution requirements..., page 21
17. We note your response to previous comment 46 and the revised heading. Please also revise the discussion to describe the risk referenced in the heading.

Our leases may be recharacterized as financing, page 24
18. The recharacterization of your leases would not appear to have an impact on cash available for distributions. As such, please revise the title of this risk factor to clarify that the recharacterization may increase the amount of your taxable income thereby increasing the amount of your required distribution rather than reducing the amount of cash available for distributions.

We have not adopted a redemption plan...page 29
19. We note your response to previous comment 49 and reissue the comment in its entirety. Please also note that the information concerning your reasons for not having a stock redemption plan makes the presentation complex and does not enhance the quality of information. See Securities Act Rule 421(b).

Estimated Use of Proceeds, pages 30-31
20. Please revise your table to include, as a footnote, the real estate brokerage fees with John T. Arnold Associates, Inc.
referred
to on page 54.





Our Business-beginning on page 32
21. We note your response to previous comment 52 and the disclosure on page 54. Please clarify who is responsible for commissions paid to John T. Arnold for real estate brokerage services.
22. We reissue previous comment 54. In addition to the information required by Item 13(b), your expanded disclosure may include a statement informing investors that you do not currently contemplate pursuing mortgage financing.
23. We note your response to previous comment 56. Please also provide the requested information in the Business section of your document and expand to include a brief description of Mr. Penner`s role as your real estate agent via his position at John T. Arnold.

Construction and Renovation, page 35
24. In your response to previous comment 59, please expand to describe how you will segregate the funds as assurance to a lender and describe any other forms of assurances contemplated if any.
25. We note your response to previous comment 59. Please add a risk factor that discusses the risks to you in connection with the letters of credit that you may provide to lenders. It appears that if the developer defaults or if the closing of the purchase of the property does not occur, you will lose the segregated funds in the amount of the full purchase price of the property.

Management, page 44
26. Contrary to your statement in response to previous comment 64, it appears that the financial performance figures for Daland Corporation have not been deleted. We reissue the comment as it relates to Mr.
Fritzemeier`s biography.
27. We note your response to previous comment 66. Expand the discussion in your Business section and in your Certain Relationships and Related Transactions to further describe the background of the registrant and its relationship with Dimensions as mentioned in your statement of facts, with particular reference to the relationships between the individuals involved in forming and promoting Advisors REIT.
28. To the extent that Mr. Fritzemeier has earned income and been compensated in the last fiscal year covered in the registration statement, we reissue our previous comment 67. Refer to Item 402(a)(6) of Regulation S-K. We note also the disclosure required for the employee contribution plan and the annual bonus compensation payable to Mr. Fritzemeier. See Instruction to Item 402(b)(2)(iii)(A) and (B).

Management`s Discussion and Analysis of Financial Condition and Results of Operation
General, page 46
29. We read your response to comment 63. Your revised disclosure on page 46 suggests that income earned by your TRS for performing services to you will be included in your consolidated revenues rather than eliminated upon consolidation. Please revise or advise.

Liquidity and Capital Resources, page 46
30. Please revise the second sentence to clarify that $348,000 was raised from Messrs. Fritzemeier, Knopp and Boyd.

Certain Relationships and Related Transactions, page 53
31. Please revise to describe the letter of credit that was personally guaranteed by Messrs. Rappard, Fitzemeier and Penner in order to provide financing for starting up the REIT, as disclosed in your statement of facts and in response to previous comment 78. Please also describe the issuance of stock in return for $348,000.
32. Please revise to discuss the web design and hosting agreement with Envision, an entity affiliated with Mr. Kent Wilson and that website ownership remains with Envision.

Principal Stockholders, pages 59-60
33. We read your response to comment 73 and reissue prior comment
73
in part. Please revise the table to reflect the numbers and percentages before the offering. Please also include Mr. Penner and the Dimension Investment investors in the table as they appear to be beneficial owners of greater than 5% of the outstanding stock. Refer to Item 403 of Regulation S-K.

Summary of Articles of Incorporation and Bylaws

Description of Capital Stock, page 61
34. We refer to your response to previous comment 74. Please revise your prospectus to identify the counsel who is rendering the legal opinion, or omit the legal opinion that you are not qualified to make.

Distribution Policy, page 69
35. In response to previous comment 75, please add a risk factor stating that funds available for distribution will be delayed until such time as the company earns taxable income.

U.S. Federal Income Tax Considerations, page 70
36. We note that you state that you "expect" to receive a tax opinion. Please revise the disclosure to clarify you will have received a tax opinion prior to effectiveness. Similarly, please revise the tax risk disclosure on page 20.

Subscription Procedures, page 94
37. Regarding your response to previous comment 79, please tell us who was contacted in the Office of Chief counsel regarding the electronic delivery procedures and online marketing. Please also tell us the clearance date.

ADVISORS REIT I, Inc.
Financial Statements and Notes
38. Please update your financial statements in accordance with Rule
3-12 of Regulation S-X.

Exhibits

Exhibits 5.1. & 8.1 Legality & Tax Opinions
39. Please refer to the first sentence in the second paragraph on page 2 of Exhibit 5.1. Please revise to omit the term "solely" because it implies that investors may not rely on the opinion. Please also revise the language in the third sentence in the first full paragraph and the last sentence on page 3 of your tax opinion that similarly implies that investors relying on the prospectus to make an investment decision on the purchase of your shares may not rely on the tax opinion.

Sales Materials
Exhibit 99.1
40. We note your response to previous comment 90; however, we reissue our previous comment. Please provide us with marked versions of your revised sales literature. Please revise, here and in Exhibit 99.2 and any other sales literature, to present a balanced discussion of the offering. Please revise to state that you are conducting a blind pool offering, that Advisors REIT is newly formed with no operating history, that you do not own any properties and have not identified any properties, and that your stock is illiquid. Please also balance your description of strategies and objectives with a discussion of the risks associated with your offering and operations.
41. Please revise to avoid the use of footnotes and include the text of those footnotes in the main body of the material. Tell us also what the third bullet point under the "strategies" discussion means.

What are the objectives of ADVISORS REIT I, Inc.?
42. Regarding distributions, please disclose the maximum amount of time from the closing date that the investor might have to wait to receive distributions and that the distributions may constitute a return of capital.
43. Please revise to clarify how you will provide liquidity before October 31, 2017.

What are the strategies of ADVISORS REIT I, Inc?
44. Please disclose how your offering minimizes the immediate dilution to shareholders.
45. Please quantify the limitation on the use of debt and that this does not include first mortgages.

Exhibit 99.3
46. Please revise the powerpoint presentation to focus on the risks and rewards of an investment in Advisors REIT. For instance, we note a lengthy discussion of REITs and public REITs, which does not address the specifics of your offering or your business.

REIT Ownership
Benefits without the Drawbacks
47. We note that the first bullet refers to industry analysts, business and financial media monitoring and public REITs. Since you are not a publicly traded REIT, the discussion appears to be inapplicable to your offering. Please revise.

REITs Invest in All Property Types
48. Since you do not own any properties and have not identified any properties for purchase, the chart may be confusing to investors. Please omit this slide, since it does not appear to be applicable to your offering. Similarly, please revise to omit the slides entitled,
"Investment Performance Characteristics," "Diversify to Reduce Risk or Increase Return," and "Rates of Return."

Advisors REIT website
49. Please revise your website postings to be consistent with the comments above.
50. We note that you state: "[o]ffers to sell our shares will be made only through our prospectus." Please revise to include the legend and information described in Rule 134(b)(1) and (2).


*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joshua Forgione, Staff Accountant, at 202-
551-
3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Michael R. Biggs, Esq. (via facsimile)
	Biggs Wilkerson, L.C.


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James L. Fritzemeier
Advisors REIT I, Inc.
August 23, 2005
Page 1